UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file no.:  333-93785

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Donegal Mutual Insurance Company 401(k) Plan
1195 River Road
Marietta, Pennsylvania 17547

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Donegal Group Inc.
1195 River Road
 Marietta, Pennsylvania 17547

DONEGAL MUTUAL INSURANCE
COMPANY 401(k) PLAN

FINANCIAL STATEMENTS WITH
SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2024 AND 2023

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Donegal Mutual Insurance Company 401(k) Plan
Marietta, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2013.

Philadelphia, Pennsylvania
June 20, 2025

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2024 AND 2023

	2024	2023

Assets
Investments
Common/collective trust funds	$18,715,611	$16,673,125
Registered investment companies	170,278,611	148,134,971
Employer securities	9,207,307	8,208,297
Net Assets Available for Benefits	$198,201,529	$173,016,393

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023

Investment Income

Dividends and Interest	$3,870,278	$3,420,203
Net Appreciation in Fair Value of Investments	21,686,421	22,153,348

	25,556,699	25,573,551

Contributions

Employer	4,017,586	4,035,705
Participants	7,823,215	7,635,073
Rollover	1,040,913	2,406,616

	12,881,714	14,077,394

Total Additions	38,438,413	39,650,945

Benefits Paid to Participants	(13,247,733)	(15,934,981)
Administrative Expenses	(5,544)	(137,494)

Total Deductions	(13,253,277)	(16,072,475)

Net Increase	25,185,136	23,578,470

Net Assets Available for Benefits Beginning of Year	173,016,393	149,437,923

End of Year	$198,201,529	$173,016,393

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of Donegal Mutual Insurance Company (“the Company”) regularly scheduled to work in excess of 1,000 hours per year are eligible to participate as of the first payroll after 30 days of service after their employment with the Company commences. Part time and temporary employees are eligible to participate as of the first payroll after they work 1,000 hours in a year. Additionally, part time and temporary employees are eligible as of the first payroll after they work at least 500 hours in two consecutive years. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute between 1% and 99% of their annual compensation up to the maximum limit established by the Internal Revenue Code (“IRC”). Contributions made to each participant’s account will be invested, based on the individual’s direction, in various investment options. The Plan also accepts Roth and voluntary after-tax contributions. The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of pre-tax or Roth participant deferrals and 50% of the next 6% of participant deferrals.  Participants may also contribute qualified rollover balances from their prior plans.

Newly hired employees are automatically enrolled into the Plan at 3% of eligible compensation. Employee deferrals will automatically be increased by 1% at the beginning of each successive year until the deferred percentage reaches 9%. Employees not selecting an investment option for their deferrals have their contributions invested in one of the Vanguard Target Retirement Date Series, based on the year in which the employee attains age 65. Employees have the option to opt out of participation or change their elective deferral at any time following their eligibility date.

Participant Accounts

Each participant's account is credited with the participant's contributions and Company matching contributions, as well as allocations of the Plan earnings and losses.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN (Cont’d)

Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

The Plan does not currently allow participant loans.

Vesting

Participants are immediately vested in their salary deferral, Roth deferral, catch-up contributions, rollover contributions, voluntary after-tax contributions, and all amounts that transferred into the Plan from certain predecessor company-sponsored defined contribution plans and earnings theron. Vesting of Company contributions and earnings thereon is based on years of service. A participant is 100% vested after 2 years of credited service. Participants from the Mountain States Plan will continue to be subject to a 5 year graded vesting schedule (20% per year) for Company contributions received prior to the merger of the Plan effective January 1, 2019.

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution or annuity. Upon termination of service for other reasons, participants generally will receive a lump-sum distribution if the total of their vested balance does not exceed $1,000. If the vested balance exceeds $1,000, but is less than $7,000, the participant may elect to receive a lump-sum distribution, however, if no election is made and the participant is under the age of 62, the Plan Committee will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Committee. If the vested balance exceeds $7,000, the assets will generally be held in the Plan until the participant’s normal or early retirement date. However, participants are entitled to receive the entire balance in their employee account and employer account (if vested) as a lump-sum distribution, as soon as administratively possible. There is a provision available to allow hardship withdrawals and certain other in-service withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the IRC. Under the Secure 2.0 provisions, effective November 1, 2024, the Plan will permit in-service withdrawals for Qualified Disaster Recovery Distributions and withdrawals to victims of domestic abuse, as well as permit recontribution of in-service withdrawals related to a home purchase.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN (Cont’d)

Forfeitures

Forfeitures arising from participants who are less than 100% vested will be used to restore any accounts of participants reemployed during the Plan year or to reduce Company contributions per guidelines established by the Plan.  Forfeitures used to reduce Company contributions totaled $114,582 in 2024 and $52,354 in 2023.  As of December 31, 2024 and 2023, there were $351 and $40,819 of unallocated forfeitures, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  The most significant estimate is the determination of the fair values of the Plan’s investments. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 3 and 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s realized gains and losses on investments bought and sold as well as net unrealized gains and losses on those held during the year.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted by the investment funds prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the period the related payroll deductions are made.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of benefit payments to participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

3.	COMMON/COLLECTIVE TRUST FUNDS

The Plan invests in three common/collective trust funds, the Galliard Stable Return Fund M Shares, Putnam Large Cap Value Trust and Columbia Trust Contrarian Core.  The common/collective trust funds are valued at the net asset value ("NAV") per unit, as determined by the trustee at year-end. The NAV is used as the practical expedient to estimate fair value. The value is based upon the units of the collective trust fund held by the Plan at year end multiplied by the respective unit value.  The unit value is based on the fair value of the underlying investments.

The funds’ investment objectives are to seek safety of principal and consistency of returns while attempting to maintain minimal volatility. To achieve its investment objectives, the funds' shares are primarily comprised of investment

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
3.	COMMON/COLLECTIVE TRUST FUNDS (Cont’d)

contracts including Guaranteed Investment Contracts (GICs), Separate Account GICs, and Security Backed Investment Contracts. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest.

The Plan’s investments in the common/collective trust funds are not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the common/collective trust funds at December 31, 2024 and 2023.

4.	FAIR VALUE MEASUREMENTS

The Plan accounts for financial assets and liabilities using a framework that establishes a hierarchy that ranks the quality of inputs, or assumptions, used in the determination of fair value, and the Plan classifies financial assets and liabilities carried at fair value in one of the following three categories of inputs:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – directly or indirectly observable inputs other than Level 1 quoted prices;

Level 3 – unobservable inputs not corroborated by market data.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used or transfers between levels during the years ended December 31, 2024 or 2023.

The Plan values employer securities and registered investment companies based on the closing price reported on the active markets on which the individual securities/funds are traded and are classified as Level 1. The Plan had no investments classified as Level 2 or 3 during the years ended December 31, 2024 and 2023.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
4.	FAIR VALUE MEASUREMENTS (Cont’d)

The Plan evaluates assets and liabilities (if any) on a recurring basis to determine the appropriate level at which to classify them for each reporting period.

The following table presents the fair value measurements for the Plan’s investments by level, within the fair value hierarchy as of December 31:

	Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)
	2024
Registered Investment Companies	$170,278,611	$170,278,611
Employer Securities	9,207,307	9,207,307
Total investments at fair value	179,485,918	179,485,918
Common/Collective Trust Funds measured at net asset value*	18,715,611	—
Total investments	$198,201,529	$179,485,918

	Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)
	2023
Registered Investment Companies	$148,134,971	$148,134,971
Employer Securities	8,208,297	8,208,297
Total investments at fair value	156,343,268	156,343,268
Common/Collective Trust Funds measured at net asset value*	16,673,125	—
Total investments	$173,016,393	$156,343,268

*Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
5.	TAX STATUS

Effective January 1, 2021, the Plan adopted the Transamerica Retirement Solutions, LLC (“Transamerica”) Pre-approved 401(k) Profit Sharing Plan. The Internal Revenue Service (“IRS”) ruled on June 30, 2020 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) under the pre-approved program and the related trust is, therefore, not subject to tax under the present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes that the Plan is designed and is currently being operated, including the adoption of amendments, in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Donegal Group Inc. is a regional insurance holding company that was formed by the Company in 1986. The Plan held 547,422 shares of Class A and 52,352 shares of Class B Donegal Group Inc. common stock with fair values of $8,468,617 and $738,690, respectively, as of December 31, 2024. The Plan held 537,178 shares of Class A and 52,354 shares of Class B Donegal Group Inc. common stock with fair values of $7,515,127 and $693,170, respectively, as of December 31, 2023. The net realized/unrealized appreciation (depreciation) in fair value of Donegal Group Inc. common stock (including Class A and Class B) during 2024 and 2023 was $859,360 and ($350,973), respectively. Dividends received from Donegal Group Inc. in 2024 and 2023 were $406,084 and $384,892, respectively.

7.	ADMINISTRATION OF PLAN ASSETS

The Plan’s assets are administered under a contract with Transamerica since June 1, 2017. Transamerica invest funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants.

Certain administrative functions are performed by officers or employees of the Plan’s sponsor. No such officer or employee receives compensation from the Plan.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
8.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 20, 2025, the date the financial statements were issued, and there were no subsequent events requiring adjustments to the financial statements or disclosures.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of the net change in net assets per the financial statements to the Form 5500:

Year Ended December 31,	2024
Net increase in net assets available for benefits per the financial statements	$25,185,136
Less: Participant rollover classified as plan transfer per Form 5500	(137,640)
Net Income Per the Form 5500	$25,047,496

SUPPLEMENTAL SCHEDULE

Schedule H - Financial Information (Form 5500)
Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)
Name of Plan Sponsor: Donegal Mutual Insurance Company
Name of Plan: Donegal Mutual Insurance Company 401(k) Plan
Employer Identification Number: 23-1336198
Three Digit Plan Number: 003
December 31, 2024

	(b)		(c)	(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par of maturity value***			Current Value

	Putnam Large Cap Value Trust CL-I	494,661	Common/Collective Trust	**	$10,744,028
	Columbia Trust Contrarian Core 1	207,041	Common/Collective Trust	**	6,409,998
	Galliard Stable Return C	25,404	Common/Collective Trust	**	1,561,585
	Total common/collective trust funds				$18,715,611

	T. Rowe Price Capital Appreciation Fund	156,447	Registered Investment Company	**	$5,414,646
	American Funds New Perspective Fund R6	88,735	Registered Investment Company	**	5,514,857
	T. Rowe Price Small Cap Stock Fund	155,060	Registered Investment Company	**	8,719,012
	Vanguard Institutional Target Retirement 2020	12,207	Registered Investment Company	**	323,254
	Vanguard Institutional Target Retirement 2025	97,579	Registered Investment Company	**	1,823,744
	Vanguard Institutional Target Retirement 2030	423,178	Registered Investment Company	**	16,029,981
	Vanguard Institutional Target Retirement 2035	185,070	Registered Investment Company	**	4,437,970
	Vanguard Institutional Target Retirement 2040	465,190	Registered Investment Company	**	20,105,510
	Vanguard Institutional Target Retirement 2045	141,466	Registered Investment Company	**	4,197,303
	Vanguard Institutional Target Retirement 2050	60,262	Registered Investment Company	**	3,003,455
	Vanguard Institutional Target Retirement 2055	38,908	Registered Investment Company	**	2,163,658
	Vanguard Institutional Target Retirement 2060	37,979	Registered Investment Company	**	1,946,407
	Vanguard Institutional Target Retirement 2065	27,978	Registered Investment Company	**	940,599
	Vanguard Institutional Target Retirement 2070	466	Registered Investment Company	**	12,427
	Vanguard Institutional Target Retirement	1,121,691	Registered Investment Company	**	14,694,154
	MFS International Diversification R6	172,491	Registered Investment Company	**	3,941,409
	Fidelity Advisor Equity Growth Z	852,802	Registered Investment Company	**	20,255,439
	Fidelity 500 Index Instl Prem	97,901	Registered Investment Company	**	19,990,396
	Fidelity US Bond Index Instl Prem	198,549	Registered Investment Company	**	2,029,168
	Thornburg Strategic Inc R6	159,650	Registered Investment Company	**	1,815,216
	Baron Asset Fund R6	41,717	Registered Investment Company	**	4,093,249
	T. Rowe Price Mid Cap Value Fund	267,988	Registered Investment Company	**	8,532,737
	Dodge & Cox Inc X	382,503	Registered Investment Company	**	4,739,212
	Vanguard Federal Money Market Fund Investor	9,516,731	Registered Investment Company	**	9,517,327
	Neuberger & Berman Genesis R6	92,387	Registered Investment Company	**	6,037,481
	Total registered investment companies				$170,278,611

Schedule H - Financial Information (Form 5500)
Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)
Name of Plan Sponsor: Donegal Mutual Insurance Company
Name of Plan: Donegal Mutual Insurance Company 401(k) Plan
Employer Identification Number: 23-1336198
Three Digit Plan Number: 003
December 31, 2024

	(b)		(c)	(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par of maturity value***			Current Value

*	Donegal Group Inc.	547,422	Shares of Class A Common Stock	**	$8,468,617
*	Donegal Group Inc.	52,352	Shares of Class B Common Stock	**	738,690
	Total employer securities				$9,207,307

	Total assets				$198,201,529
*	Party-in-interest
**	Historical cost information is not required to be disclosed for participant-directed investments.
***	There is no maturity date, rate of interest, collateral, par or maturity value for the investments in the Plan.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONEGAL MUTUAL INSURANCE
COMPANY 401(k) PLAN

Date: June 20, 2025	By:	/s/ Kevin G. Burke
Kevin G. Burke, Trustee

	By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Trustee

	By:	/s/ Daniel J. Wagner
Daniel J. Wagner, Trustee

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO USA, P.C. (filed herewith)